June 15, 2026

John Schaible
Principal Executive Officer
AtlasClear Holdings, Inc.
4350 West Cypress Street, Suite 270
Tampa, FL 33607

        Re: AtlasClear Holdings, Inc.
            Registration Statement on Form S-3
            Filed June 08, 2026
            File No. 333-296595
Dear John Schaible:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Jason Simon, Esq.